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SEC Mail Processing Section

MAY 25 2018

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-52060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Outcome Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11921 Freedom Drive, Suite 730

(No. and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan R. Wallace (703) 995-2165

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsenAllen

(Name – *if individual, state last, first, middle name*)

1966 Greenspring Drive, Suite 300	Timonium	MD	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Outcome Capital, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Managing Director

Title

Victoria Birkett

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

City/County of Fairfax

Commonwealth of Virginia

I certify this to be a complete, full, true and exact reproduction of the original documents.

Certified this 24th day of May, 2018

Victoria Birkett

Notary Public's signature

Notary registration number:

My commission expires:

Victoria Birkett
Commonwealth of Virginia
Notary Public
Commission No. 7582715
My Commission Expires 07/31/2018

TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Committee of
Outcome Capital, LLC
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Outcome Capital LLC (the "Company") as of December 31, 2017, the related consolidated statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Statement Pursuant to Paragraph (d)(4) of Rule 17a-5; Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures

To the Operating Committee of
Outcome Capital, LLC

to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Statement Pursuant to Paragraph (d)(4) of Rule 17a-5; Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Exemption) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)) is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP
We have served as the Company's auditor since 2010.

Baltimore, Maryland
February 26, 2018

CONSOLIDATED FINANCIAL STATEMENT

OUTCOME CAPITAL, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
Cash	$	461,736
Prepaid expenses		71,987
Accounts receivable		169,451
Receivable from affiliated companies		3,045
Security deposits		168,183
Property and equipment, net of accumulated depreciation of $75,610		106,811
TOTAL ASSETS	$	981,213
LIABILITIES AND MEMBERS' CAPITAL		
Accounts payable, accrued expenses and other liabilities	$	236,716
Accumulated other comprehensive loss		4,535
Members' capital		739,962
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	981,213

The accompanying notes are an integral part of the consolidated financial statement.

OUTCOME CAPITAL, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
December 31, 2017

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Outcome Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia limited liability corporation (LLC) that is owned 50% by WWC Capital Group, LLC (the Affiliated Company), 25% by Arnold E. Freedman, and 25% by Oded Ben-Joseph. The Company is engaged in a single line of business as a securities broker-dealer, which comprises the investment banking business.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company has claimed exemption from the provisions of Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Outcome Capital, LLP, a subsidiary, was formed in late 2016. This entity received approval from the relevant UK regulator to commence UK-based business in January 2017. Outcome Capital, LLC owns 99% of Outcome Capital LLP. The other 1% is owned by a London-based Managing Director.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. In accordance with the principles of consolidation all intercompany assets, liabilities, revenues and expenses have been eliminated.

Use of Estimates in Preparing Consolidated Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its consolidated financial statements. Actual results could differ from those estimates.

Foreign Currency Translations

The Company is exposed to foreign currency exchange risk through its foreign subsidiary. The foreign subsidiary generally reports its earnings in its local currency. The Company translates its share of the subsidiary's foreign assets and liabilities at exchange rates in effect at the consolidated balance sheet date. The Company translates its share of the subsidiary's revenues and expenses using rates that existed when the transaction occurred. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

For the year ended December 31, 2017 the net loss for the UK subsidiary was $14,935, and the cumulative translation adjustment was $7,020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking Revenue

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Substantially all investment banking advisory fees are recorded when the services are provided and the income is reasonably determinable. A small portion of the fees are attributable to non-refundable retainer fees and are recorded for the period of performance.

Income Taxes

Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes is that of the members, not of the Company itself.

Cash and Cash Equivalents

Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase. As of December 31, 2017 there were not any cash equivalents.

Accounts Receivable

Accounts receivable results from non-refundable retainer fees charged to the Company's customers for services rendered. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. There was no allowance at December 31, 2017.

Property and Equipment

Office furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. The Company defines property and equipment as office furniture and equipment which individually cost more than $1,000 and have an estimated useful life in excess of three years. Depreciation is computed using the straight-line method generally over an estimated useful life of five years for office furniture and equipment and the lesser of the life of the lease or seven years for leasehold improvements. Depreciation expense for the year ended December 31, 2017 was $30,275.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in two commercial banks. All amounts held by the bank are subject to Federal Deposit Insurance Corporation (FDIC) insurance limitations, and amounts held may exceed those limits.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Affiliated Company has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to six percent of annual compensation, subject to certain annual limitations. The Company matches a portion of the employee contributions and may provide additional discretionary contributions at a rate to be determined annually. For the year ended December 31, 2017, Company contributions totaled $20,193.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $161,000 which was $145,500 in excess of its required net capital of $15,500. The Company's net capital ratio was 1.44 to 1.

NOTE 6 – FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2017 FOCUS report filed with FINRA.

NOTES 7 – RELATED PARTY TRANSACTIONS

The Affiliated Company and the Company have a formal expense sharing agreement where the parties share employees, office space, equipment, systems and office support. The cost of expenses is calculated based on actual employee specific costs for those employees of the Company that perform services for the Affiliated Company, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Affiliated Company.

The Affiliated Company reimburses the Company for these expenses on a quarterly basis. Expenses reimbursed to the Company from the Affiliated Company under this expense sharing agreement totaled $30,320 for the year ended December 31, 2017. Reimbursed expenses are recorded as a reduction to expenses in the consolidated financial statements. $3,045 is due from other affiliated entities, outside of the expense sharing agreement.

NOTES 7 – RELATED PARTY TRANSACTIONS (continued)

The transactions with the Affiliated Company described above and the effect thereof on the accompanying consolidated financial statement may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company leased two office spaces for its Boston office. The space in Wellesley was under an operating lease agreement which terminated in August, 2017 and was not renewed. Rent expense of $89,029 for Wellesley was charged to operations for the year ended December 31, 2017. The second space is in Boston and is under an operating lease agreement that expires in July 2023. Rent expense of $299,621 for Boston was charged to operations for the year ended December 31, 2017.

The Company leases office space for its Virginia office under an operating lease agreement that expires in December 2020. Rent expense of $148,290 was charged to operations for the year ended December 31, 2017. Future annual minimum payments required under non-cancelable commitments are as follows:

2018	$ 508,322
2019	518,419
2020	528,633
2021	339,422
2022	344,887
2023	204,026
Total	$ 2,443,709

Outcome Capital and two of its Managing Directors, Arnold Freedman and Oded Ben Joseph, were named as defendants in a civil lawsuit. The complaint was filed on July 24, 2015 in Superior Court in the County of Norfolk in the Commonwealth of Massachusetts by Mark Butts, the former business partner of Mr. Freedman, and Boston Equity Advisors, LLC, the corporation that used to be co-owned by Mr. Butts and Mr. Freedman. The complaint alleges breach of fiduciary duty and misappropriation of confidential information. The complaint asks for payment of unspecified monetary damages. The complaint is in the process of discovery and it is not possible to estimate the potential impact. Management of Outcome Capital believes that the suit is without merit and intends to vigorously defend the action.

NOTE 9 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 23, 2018, the date the consolidated financial statements were available to be issued. Events or transactions occurring after December 31, 2017, but prior to February 23, 2018, that provided additional evidence about conditions that existed at December 31, 2017 have been recognized in the consolidated financial statements for the year ended December 31, 2017.